Exhibit 16.1

Tel: 212-885-8192 Fax: 212-885-8000 www.bdo.com	200 Park Avenue New York, NY 10017

December 27, 2023

Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

We have been furnished with a copy of the response to Item 4.01 of Form 8-K for the event that occurred on December 27, 2023, to be filed by our former client, Chavant Capital Acquisition Corp. We agree with the statements made in response to that Item insofar as they relate to our Firm.

Very truly yours,

/s/ BDO USA, P.C.

BDO USA refers to BDO USA, P.C., a Virginia professional corporation, also doing business in certain jurisdictions with an alternative identifying abbreviation, such as Corp. or P.S.C.

BDO USA, P.C. is the U.S. member of BDO International Limited, a UK company limited by guarantee, and forms part of the international BDO network of independent member firms.

BDO is the brand name for the BDO network and for each of the BDO Member Firms.